SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 13, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 12, 2015, entitled “Syneron Medical Appoints William Griffing to Newly Created Position of CEO of Syneron Candela North America”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: February 13, 2015

Syneron Medical Appoints William Griffing to Newly Created
Position of CEO of Syneron Candela North America

Yokneam, Israel, February 12, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today that it has enhanced its North American leadership team with the appointment of William Griffing to the newly created position of Chief Executive Officer of Syneron Candela North America, effective immediately. In this position, Mr. Griffing will be responsible for aligning and managing the Company’s growth strategies for its North American business, with direct responsibility for sales, marketing, clinical education and customer service, all of which will report directly to him and to the relevant corporate managers. Mr. Griffing will also be part of Syneron’s global management team.

Prior to joining Syneron, Mr. Griffing served as Vice President and General Manager of Bayer Healthcare’s U.S. Dermatology business. Mr. Griffing also served as President and Chief Executive Officer of Intendis Inc., the predecessor business to the Bayer Healthcare U.S. Dermatology business. Before his time at Bayer, Mr. Griffing spent more than 20 years at Merck & Co. in various sales and marketing leadership positions, most recently as a General Manager in their Global Human Health business.

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We are very pleased to welcome Bill Griffing as the CEO of our North American business. Bill has exceptional experience leading large pharmaceutical businesses that included building and maintaining long-term relationships with physicians, physician office staff, and consumers. We believe this puts him in an excellent position to work with our existing team to execute on growth strategies, in particular transforming our business to a partnership culture with our customers.”

The Company will have three distinct Divisions in North America, including the Aesthetic Division, Body Division, and CoolTouch Division, with separate sales organizations that will focus on these specific areas of the market. The following executives will lead these Divisions and report directly to Mr. Griffing: Erik Dowell will continue in his role as President of North America leading the Company’s North American Aesthetic Division. Brian Hayes will continue in his role as Vice President, Body Division, leading the Company’s North American Body Division.
Ilan Ben David will continue to lead the Company’s CoolTouch Division.

Mr. Meridor concluded, “I am confident that with Bill, Erik, Brian and Ilan leading our North American team, we have a strong combination of experience and appropriate focus to execute on our growth strategies. Each of our Division leaders and their teams will benefit from Bill’s guidance and experience as we strive to meet the specific needs of our customers in each of these areas of the market and forge strong, long-term relationships with our customers.”

Mr. Griffing received a B.S. in Industrial Administration – Marketing from New Jersey Institute of Technology and a Master of Business Administration in Marketing from St. John’s University. He also completed the Executive Education Programs at The Wharton School, University of Pennsylvania, and Harvard Business School, Harvard University.

Mr. Griffing commented, “I am very excited to assume this newly created role of CEO, North America at Syneron Candela and I am looking forward to leveraging my experiences to drive the growth of the business while building stronger customer relationships.”

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including non-invasive fat destruction, body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia,China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com